UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                      Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

February 9, 2016

METHANEX CORPORATION APPOINTS BENITA WARMBOLD TO ITS BOARD OF DIRECTORS

Methanex Corporation is pleased to announce the appointment of Benita Warmbold to its Board of Directors.

Ms. Warmbold FCPA, FCA, has a wealth of senior management experience, both financial and operational. She is currently the Senior Managing Director & Chief Financial Officer of the Canada Pension Plan Investment Board (“CPPIB”). CPPIB is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan.

Prior to joining CPPIB, Ms. Warmbold was the Managing Director and Chief Financial Officer for Northwater Capital Management Inc. and prior to that she held senior positions with Canada Development Investment Corporation and KPMG.

Ms. Warmbold, a Canadian resident, also serves as a director of the Canadian Public Accountability Board, Queen’s University Board of Trustees and Women’s College Hospital.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851 www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: February 9, 2016	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary